

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2024

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxman Road, Guangzhou International Biotech Island
Guangzhou 510005
People's Republic of China

Re: WeRide Inc.
Registration Statement on Form F-1
Exhibit Nos. 10.5, 10.9, 10.10, 10.11, 10.12, 10.13, and 10.16
Filed July 26, 2024
File No. 333-281054

Dear Tony Xu Han:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance